

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2013

Via E-mail
Mr. Craig M. Dwight
President and Chief Executive Officer
Horizon Bancorp
515 Franklin Square
Michigan City, IN 46360

   Re: Horizon Bancorp
     Form 10-K for the Fiscal Year Ended December 31, 2012
     Filed March 12, 2013
     File No. 000-10792

Dear Mr. Dwight:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Kathryn McHale

       Kathryn McHale
       Senior Staff Attorney

cc: Via E-mail
   Mark E. Secor